Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 15
DATED MAY 3, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 15 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 14 dated April 16, 2010 (which superseded and replaced all prior supplements).  Unless otherwise defined in this Supplement No. 15, capitalized terms used herein have the same meanings as set forth in the prospectus.

Management

Our Directors and Executive Officers

The following supplements the section of the prospectus captioned “Management – Our Directors and Executive Officers,” which begins on page 100.

Mr. Figura passed away on April 29, 2010.  Mr. Figura served on our board of directors and was the chairman of our audit committee as well as a member of the nominating and corporate governance committee.  The board has not designated a substitute nominee for Mr. Figura, but intends to begin evaluating candidates to fill the vacancy and to assume chairmanship of the audit committee and serve as our “audit committee financial expert.”  Although a majority of our directors must be “independent,” our charter provides an exception for up to sixty days after the death, removal or resignation of an independent director, pending the election of that independent director’s successor.

Description of Real Estate Assets

Investments in Real Estate Assets

This section has been inserted to the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus.

We have completed the due diligence for the grocery-anchored retail center known as Draper Crossing – Phase I, located in Draper, Utah, as previously discussed in Supplement No. 14.  As a result of completing the due diligence, we now consider this property to be a “probable” investment.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

During the month of April 2010, we accepted investors’ subscriptions to this offering and issued approximately 1,946,000 shares of our common stock, resulting in aggregate gross offering proceeds of approximately $19.3 million.

The following table provides information regarding the total shares sold in our offering as of April 30, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	8,837,954	87,870,139	8,307,810	79,562,329

Shares sold pursuant to our distribution reinvestment plan:	66,965	636,167	–	636,167

Total:	8,924,919	$88,706,306	$8,307,810	$80,398,496

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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